SilverCrest Reports Results of 2023 AGM and Provides Technical Report Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 16, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the results of its Annual General Meeting of Shareholders ("AGM") held in Vancouver, BC, on June 15, 2023.

A total of 89,558,591 votes were represented at the AGM amounting to 60.83% of the issued common shares as of the record date.

Shareholders approved the fixing of the number of directors at seven and re-elected the following directors pursuant to a vote by show of hands. The following is the tabulation of proxy votes in the election of the seven directors:

Directors	Votes in Favour	% in Favor
N. Eric Fier	67,383,420	99.56%
Laura Diaz	65,709,771	97.09%
Anna Ladd-Kruger	67,308,706	99.45%
Ani Markova	64,092,532	94.70%
Hannes P. Portmann	65,602,971	96.93%
Graham C. Thody	65,294,156	96.47%
John H. Wright	65,806,170	97.23%

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed auditor of the Company pursuant to a vote by show of hands, with tabulation of proxy votes resulting in 88,995,009 (99.37%) voting in favour.

In addition, a non-binding advisory resolution to accept the Company's approach to executive compensation (say on pay) as more particularly described in the management information circular of the Company dated April 28, 2023 was approved pursuant to a vote by show of hands, with tabulation of proxy votes resulting in 66,327,407 (98.00%) voting in favour.

Effective June 15, 2023, Graham C. Thody has stepped down from Board Chair and will remain a Director. The Board has elected Director John H. Wright to the position of Board Chair.

SilverCrest's independent consultants are continuing to advance the Updated Technical Report. This work is progressing well, with the results from this study now expected to be released in July 2023.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company completing an Updated Technical Report in July 2023. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of mineral resources and metallurgical recoveries; the reliability of mineralization estimates, mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1